Please direct replies to zip code 20549-0510


January 14, 2005

via U.S. mail and facsimile

Mr. A.G. Lafley
Chairman of the Board, President and Chief Executive
The Procter & Gamble Company

Re:	Form 10-K for the fiscal year ended June 30, 2004
	Form 10-Q for the period ended September 30, 2004
      File No. 1-00434

Dear Mr. Lafley:

We have reviewed these filings and have the following comments.
If
you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 30, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

2. We note your presentation of diluted EPS in a bar chart titled "Additional Earnings Information" in your Annual Report. You appear to be presenting a non-GAAP measure in this chart, since you are showing what your EPS would have been if you had not recorded restructuring charges. Please tell us how you determined that this presentation complies with Item 10(e) of Regulation S-K and Question
11 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Alternatively, please confirm to us that you will not use this measure in future filings.

Management Discussion and Analysis

Segment Results

3. We note your presentation of results of operations analyzes changes in net sales and net income for each of your reportable segments. It is not clear to us that this presentation meets the objectives of Item 303(a) of Regulation S-K and the guidance in Release 33-8350. In order to help us better understand your presentation, please provide us with the following information:
* It is unclear to us what measure of profit or loss you use to evaluate your reportable segments. We assume from disclosures in
Note 12 and the introduction to the Segment Results portion of MD&A that you use before-tax earnings, including a full consolidation of your equity method investees while excluding interest expense and the other costs you have specified are included in your Corporate Segment. Please confirm our assumption. If incorrect, please tell us what measure of profit or loss you use to evaluate segments. Please clarify the measure of profit or loss utilized in your segment footnote.
* Your MD&A overview indicates that you look at profit margin when evaluating the results of your reportable segments. However, we did not see a segmental discussion of profit margin in your MD&A. Please tell us how you determined that such a discussion was not necessary.
We remind you that your MD&A analysis should provide your readers with a view of the company through the eyes of management.

Financial Condition - Long-Term and Short-Term Debt

4. We note your discussion of financial covenants related to your bank credit facilities under Liquidity. If applicable, please provide a similar disclosure for any significant financial covenants related to your long-term debt agreements.

5. We assume that you were in compliance with all long-term debt covenants at June 30, 2004. Please consider providing an affirmative statement to that effect, as we believe that it provides important information to your readers.

Significant Accounting Policies and Estimates-Goodwill and
Intangible
Assets

6. Confirm to us and revise your disclosures to clarify that you assess your indefinite-lived intangible assets for impairment separately from goodwill in accordance with paragraph 17 of SFAS 142 and EITF 02-7. Please also revise Note 1 to your financial statements in a similar manner.


Financial Statements

Note 11 - Commitments and Contingencies - Litigation

7. We note your conclusion that the current lawsuits and claims will not materially affect your financial condition. Please expand this assessment to address whether the lawsuits and claims will have a material adverse effect on your results of operations.

Note 13-Quarterly Results

8. Please disclose gross profit as required by Item 302(a)(1) of Regulation S-K.

Form 10-Q for the period ended September 30, 2004

Note 3-Segment Information

9. We note the realignment of your segments in the first fiscal quarter of 2005. Although it is not clear to us that this realignment meets the criteria specified in SFAS 131, we note your commitment in the June 30, 2004 Form 10-K to continue to supplementally provide information on the results of each reportable segment that existed at that year end. We further note that you have provided information on each of the five segments in your segment footnote and separately addressed each of the five segments in your business segment discussion in MD&A. Please confirm to us that you will continue to provide this level of detail in your segment footnote and MD&A discussions in future filings. If you do not plan to continue to provide this level of detail in the future, please provide us with a reasonable level of detail to demonstrate how your realignment of segments meets the criteria in paragraphs 17-19 of SFAS 131. Your response should specifically demonstrate that the combined segments have similar long term average gross margins, along with the other criteria specified in paragraph 17.


	*	*	*	*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 824-5259 or, in her absence, to the undersigned at (202) 824-5373.


Sincerely,




John Cash
Accounting Branch Chief

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The Procter & Gamble Company
Forms 10-K and 10-Q
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE